EXHIBIT B

ENTERGY CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF RETAINED EARNINGS
For the Quarter Ended September 30, 2005
(In Thousands)

Retained Earnings - Beginning of period	$5,212,985

Add: Earnings applicable to common stock	349,952

Deduct:
Dividends declared on common stock	112,166
Capital stock and other expenses	553
Total	112,719

Retained Earnings - End of period	$5,450,218